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                                                                    EXHIBIT 99.3

April 29, 2003

Mr. John Lauer, Chairman
Oglebay Norton Company
1001 Lakeside Avenue, 15th Floor
Cleveland, Ohio 44114

Dear John,

As you and I discussed, due to my recent illness, I am concerned about my ability to adequately serve as a director of Oglebay Norton Company at this time. Therefore, I hereby withdraw my name from nomination as a director; however, I am committed to serving in the future and would like the board to consider me as a candidate to serve after I have regained my health.

Thank you for your understanding in this matter and I look forward to serving in the future.

Sincerely,

/s/ Judith A. Wolfe
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Judith A. Wolfe